SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

US LEC CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

Granted Prior to January 1, 2006

(Title of Class of Securities)

90331S 109

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.

President and Chief Executive Officer

US LEC Corp.

Morrocroft III

6801 Morrison Boulevard

Charlotte, North Carolina 28211

(704) 319-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Barney Stewart III

Thomas H. O’Donnell, Jr.

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202-4003

(704) 331-1000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $905	Filing party: US LEC Corp.
Form or Registration No.: 5-54177	Schedule TO Date filed: February 23, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-l.

☒  issuer tender offer subject to Rule l3e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment to Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 23, 2006, as amended on March 13, 2006 and March 24, 2006 (the “Schedule TO”), relating to US LEC Corp.’s offer to exchange certain outstanding stock options for new stock options.

Item 4 of the Schedule TO is amended to insert the following paragraph as the last paragraph of Item 4(a).

The Offer made pursuant to the Schedule TO expired at 5:00 p.m. Eastern Time, Monday, March 27, 2006. At the expiration of the Offer, options to purchase 4,320,632 shares were eligible for exchange in the Offer. The Company accepted for exchange and cancelled eligible options to purchase an aggregate of approximately 3,721,464 shares of the Company’s common stock on March 27, 2006. Subject to the terms and conditions of the Offer, on March 27, 2006, the Company granted new options to purchase approximately 3,721,464 shares of its common stock in exchange for the eligible options validly tendered and accepted for exchange and cancelled.

Item 12 of the Schedule TO is amended to refer to a new Exhibit (a)(15), a copy of which is filed with this Amendment to Schedule TO.

Item 12.     Exhibits

(a	)(15)	Email to Offerees dated April 3, 2006 reporting the results of the Offer

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

US LEC CORP.
/s/ J. Lyle Patrick J. Lyle Patrick
Executive Vice President, Finance and Chief Financial Officer

Date: April 3, 2006

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(15)	Email to Offerees dated April 3, 2006 reporting the results of the Offer.